Report regarding change in affiliate

On July 9, 2010, Woori F&I Co., Ltd., a wholly owned subsidiary of Woori Finance Holdings Co., Ltd. (“Woori Finance Holdings”), sold 94% of its investment stake in its wholly-owned subsidiary, Woori F&I Fifteenth Asset Securitization Specialty Co., Ltd. (“Woori F&I Fifteenth”). As a result, Woori F&I Fifteenth is no longer included as a second-tier subsidiary of Woori Finance Holdings.

Key details

•	Name of company: Woori F&I Fifteenth Asset Securitization Specialty Co., Ltd.

•	Financial status as of June 29, 2010:

(unit: millions of KRW)

Total assets (Won)	96,425	Shareholders’ equity (Won)	10

Total liabilities (Won)	96,415	Paid-in-capital (Won)	10

•	Total number of subsidiaries of Woori Finance Holdings after exclusion: 50